Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated July 30, 2026, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 ("Interim Financial Statements"), as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2025. All financial information provided in this MD&A has been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Accounting Standard ("IAS") 34 Interim Financial Reporting, and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.

Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF"), each for the year ended December 31, 2025. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.
Pembina Pipeline Corporation Second Quarter 2026 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose
We deliver extraordinary energy solutions so the world can thrive.
Vision
Together, we shape the future by connecting North American energy to the world.
Values
At Pembina, we are an organization that cares not only about results, but how those results are achieved. We are:
•Safe: We care for each other.
•Trustworthy: We have each other's backs.
•Respectful: We seek to be gracious and kind.
•Collaborative: We are great together.
•Entrepreneurial: We create to succeed.
Strategy
Pembina's strategy is underpinned by energy fundamentals and the advantages of its differentiated platform. The Company is poised to benefit from growing global energy demand, increasing strategic relevance of North American energy, and emerging demand drivers such as LNG, petrochemicals, and data centre power demand. The advantages of Pembina's integration, scale, superior market access, entrepreneurial approach, and track record of execution uniquely position it to further strengthen and extend its unmatched, industry-leading value chain. Pembina's strategy includes three priorities:
1.Capture – growing and strengthening Pembina's core franchise in premier resource plays through expansions of pipeline, gas processing, and fractionation capacity aligned with customer demand and basin fundamentals.
2.Connect – providing pathways for commodities to reach higher value domestic and global markets through expanded egress, including LNG and LPG exports, and infrastructure that improves market access from constrained basins.
3.Catalyze – developing new demand platforms in the markets where Pembina operates, including gas-to-power solutions for data centres, supply for petrochemicals, and other initiatives that create incremental demand for products and services across Pembina's business.

2 Pembina Pipeline Corporation Second Quarter 2026

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue	2,152	1,792	360
Net revenue(1)	1,322	1,184	138
Operating expenses	235	235	—
Gross profit	933	780	153
Adjusted EBITDA(1)	1,064	1,013	51
Earnings	512	417	95
Earnings per common share – basic (dollars)	0.83	0.65	0.18
Earnings per common share – diluted (dollars)	0.82	0.65	0.17
Adjusted earnings(1)	415	377	38
Adjusted earnings per common share – basic (dollars)(1)	0.66	0.58	0.08
Cash flow from operating activities	897	790	107
Cash flow from operating activities per common share – basic (dollars)	1.54	1.36	0.18
Adjusted cash flow from operating activities(1)	778	698	80
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.34	1.20	0.14
Capital expenditures	218	197	21
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Change in Earnings ($ millions)
Earnings Overview
Earnings in the second quarter of 2026 increased by $95 million reflecting wider NGL frac spreads, primarily as a result of rising NGL prices, combined with strong underlying operational performance and volumes across the Pipelines and Facilities divisions, offset by the impact of the new toll structure and revenue-sharing mechanism on the Alliance Pipeline ("Alliance New Toll Structure"). Further details by division are outlined below:
•Pipelines: Decreased earnings largely driven by lower net revenue on the Alliance Pipeline due to the Alliance New Toll Structure effective November 1, 2025, partially offset by an increase in interruptible revenue and lower operating expenses on the Alliance Pipeline. Pipelines earnings were also positively impacted by prior period tariff adjustments on the Cochin Pipeline.
•Facilities: Increased earnings primarily due to a higher share of profit from PGI driven by higher volumes from certain PGI assets, combined with higher recoveries. Additionally, higher contributions from the Redwater Complex were driven by RFS IV being in-service in May 2026 and improved volumes due to a planned outage in the second quarter of 2025, that did not recur in the current quarter.
•Marketing & New Ventures: Increased earnings primarily due to higher net revenue from contracts with customers driven by an increase in NGL margins as well as higher crude oil prices and volumes, combined with higher revenue from risk management and physical derivative contracts mainly due to net gains on renewable power purchase agreements, crude oil and NGL-based derivatives. These increases were partially offset by a share of loss from Cedar LNG.
•Corporate and Income Tax: Decreased earnings largely due to higher income tax expense along with general and administrative expenses driven by an increase in long-term incentive costs.
Pembina Pipeline Corporation Second Quarter 2026 3

Adjusted Earnings(1) Overview
Adjusted earnings in the second quarter of 2026 increased by $38 million compared to the prior period. The change reflects similar factors that impacted earnings, discussed above, excluding the higher revenue from risk management and physical derivative contracts from the Marketing & New Ventures division related to unrealized gains on derivative instruments and the share of loss from Cedar LNG.
Adjusted EBITDA(1) Overview
Adjusted EBITDA in the second quarter of 2026 increased by $51 million compared to the prior period. The change primarily reflects similar factors that impacted adjusted earnings, discussed above, excluding net finance costs both within Pembina's wholly-owned operations and our equity‑accounted investees.
Further details and additional factors impacting earnings and adjusted EBITDA by division are discussed in the "Segment Results" section of this MD&A.
Cash Flow Measures

For the Three Months Ended June 30
Cash flow from operating activities
$107 million increase, largely driven by the change in non-cash operating working capital, higher earnings adjusted for items not involving cash, and higher distributions received from equity accounted investees. These impacts were partially offset by higher taxes and net interest paid.

Adjusted cash flow from operating activities(1)
$80 million increase, due to similar factors impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, combined with lower current income tax expense. These increases were partially offset by higher accrued share-based payment expense.

Adjusted cash flow from operating activities per common share – basic (dollars)(1)	$0.14 increase, primarily due to the factors impacting adjusted cash flow from operating activities, discussed above, while outstanding common shares remained consistent with prior period.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
4 Pembina Pipeline Corporation Second Quarter 2026

Consolidated Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue	4,258	4,074	184
Net revenue(1)	2,613	2,527	86
Operating expenses	454	461	(7)
Gross profit	1,862	1,708	154
Adjusted EBITDA(1)	2,195	2,180	15
Earnings	1,010	919	91
Earnings per common share – basic and diluted (dollars)	1.63	1.45	0.18
Adjusted earnings(1)	912	898	14
Adjusted earnings per common share – basic (dollars)(1)	1.46	1.42	0.04
Cash flow from operating activities	1,232	1,630	(398)
Cash flow from operating activities per common share – basic (dollars)	2.12	2.81	(0.69)
Adjusted cash flow from operating activities(1)	1,568	1,475	93
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	2.70	2.54	0.16
Capital expenditures	405	371	34
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Change in Earnings ($ millions)
Earnings Overview
Earnings during the first six months of 2026 increased by $91 million reflecting wider NGL frac spreads, primarily as a result of rising WCSB NGL prices, combined with strong underlying operational performance and volumes across the Pipelines and Facilities divisions, offset by the impact of the Alliance New Toll Structure. Further details by division are outlined below:
•Pipelines: Decreased earnings largely driven by lower net revenue on the Alliance Pipeline due to the Alliance New Toll Structure effective November 1, 2025, partially offset by an increase in interruptible and seasonal revenue on the Alliance Pipeline. Pipelines earnings were also positively impacted by higher revenue on the Cochin Pipeline due to prior period tariff adjustments and higher interruptible volumes.
•Facilities: Increased earnings primarily due to a higher share of profit from PGI driven by higher volumes from certain PGI assets, combined with higher recoveries. Additionally, higher contributions from the Redwater Complex were driven by RFS IV being in-service in May 2026 and improved volumes due to a planned outage in the 2025 period, that did not recur in the current period.
•Marketing & New Ventures: Increased earnings primarily due to higher net revenue from contracts with customers driven by an increase in NGL margins as well as higher crude oil prices and volumes, combined with higher revenue from risk management and physical derivative contracts mainly due to gains in the 2026 period related to the Cedar LNG capacity commercial arrangement, offset in part by net losses on NGL and crude-oil based derivatives. The increase in earnings was partially offset by a higher share of loss from Cedar LNG.
•Corporate and Income Tax: Decreased earnings largely due to higher general and administrative expenses driven by an increase in long-term incentive costs, as well as higher income tax expense.

Pembina Pipeline Corporation Second Quarter 2026 5

Adjusted Earnings(1) Overview
Adjusted earnings in the first six months of 2026 increased by $14 million compared to the prior period. The change reflects similar factors that impacted earnings, discussed above, excluding the higher revenue from risk management and physical derivative contracts from the Marketing & New Ventures division related to unrealized gains on derivative instruments and an increase in share of loss from Cedar LNG.
Adjusted EBITDA(1) Overview
Adjusted EBITDA in the first six months of 2026 increased by $15 million compared to the prior year. The change primarily reflects similar factors that impacted adjusted earnings, discussed above, excluding net finance costs within Pembina's wholly-owned operations and those recognized within our equity‑accounted investees.
Further details and additional factors impacting earnings and adjusted EBITDA by division are discussed in the "Segment Results" section of this MD&A.
Cash Flow Metrics

For the Six Months Ended June 30
Cash flow from operating activities
$398 million decrease, largely driven by the change in non-cash operating working capital. This was primarily due to a significant increase in trade accounts receivable, reflecting both higher sales and volumes, as well as a considerable rise in margin deposits relating to unrealized losses on derivative contracts, which were all largely the result of the higher commodity prices and volatility in the 2026 period. Cash flow from operating activities was also impacted by a decrease in accounts payable due to payments to customers for routine annual adjustments and the settlement of the refund liability related to the Alliance New Toll Structure in the 2026 period. In addition, higher taxes paid and the net change in contract liabilities contributed to the decrease. These impacts were partially offset by higher distributions received from equity accounted investees and higher earnings adjusted for items not involving cash.

Adjusted cash flow from operating activities(1)
$93 million increase, due to the same factors impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, which results in an increase in adjusted cash flow from operating activities. Other factors impacting adjusted cash flow from operating activities include lower current income tax expense, partially offset by higher accrued share-based payment expense.

Adjusted cash flow from operating activities per common share – basic (dollars)(1)	$0.16 increase, primarily due to the factors impacting adjusted cash flow from operating activities, discussed above, while outstanding common shares remained consistent with prior period.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
6 Pembina Pipeline Corporation Second Quarter 2026

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, and storage in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of approximately 3.0 mmboe/d(1) and above ground storage capacity of approximately 10 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oil, condensate and natural gas liquids from western Alberta and northeast British Columbia to downstream pipelines and processing facilities in the Edmonton, Alberta area. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage and terminalling services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages to Pembina's Facilities Division assets across North America, enabling flexibility and optionality in the Company's customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and may be serviced by the Company's other businesses. Pembina provides its customers with sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.8 bcf/d(1). Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Channahon Facility at the terminus. The Facilities Division includes approximately 485 mbpd(1) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity, various oil batteries, associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are accessible to Pembina's other strategically-located assets and pipeline systems, providing customers with flexibility and optionality to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division leverages Pembina's integrated value chain and existing network of pipelines, facilities, and energy infrastructure assets to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. The division also focuses on developing new business platforms and undertaking initiatives that seek to reduce the greenhouse gas emissions of Pembina's and its customers' operations.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities, including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil, electricity, and carbon credits), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, including Pembina's Prince Rupert Terminal and export capacity secured at third-party facilities, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects aligned with Pembina's three C's strategy.
(1)Net capacity.
Pembina Pipeline Corporation Second Quarter 2026 7

Financial and Operational Overview by Division

	3 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,809	458	458	626	2,768	473	474	646
Facilities	889	203	202	386	826	142	150	331
Marketing & New Ventures	372	204	91	111	302	114	56	74
Corporate	—	(213)	(226)	(59)	—	(196)	(199)	(38)
Income tax expense	—	(140)	(110)	—	—	(116)	(104)	—
Total		512	415	1,064		417	377	1,013

	6 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,821	947	948	1,273	2,789	991	992	1,323
Facilities	894	401	395	749	861	326	329	676
Marketing & New Ventures	362	379	261	299	335	274	245	284
Corporate	—	(444)	(449)	(126)	—	(419)	(421)	(103)
Income tax expense	—	(273)	(243)	—	—	(253)	(247)	—
Total		1,010	912	2,195		919	898	2,180
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
8 Pembina Pipeline Corporation Second Quarter 2026

Equity Accounted Investees Overview by Division

	3 Months Ended June 30
	2026						2025
($ millions, except where noted)	Share of profit (loss)	Adjusted earnings (loss)(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)	Share of profit	Adjusted earnings(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)
Pipelines(1)	1	1	1	—	—	—	—	—	1	—	—	—
Facilities(2)	83	82	210	45	149	366	46	54	173	82	136	344
Marketing & New Ventures(3)	(9)	(4)	(1)	89	—	—	28	1	—	44	—	—
Total	75	79	210	134	149	366	74	55	174	126	136	344

	6 Months Ended June 30
	2026						2025
($ millions, except where noted)	Share of profit (loss)	Adjusted earnings (loss)(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)	Share of profit (loss)	Adjusted earnings(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)
Pipelines(1)	1	1	2	—	—	—	1	1	3	—	—	—
Facilities(2)	162	156	405	146	244	371	111	113	350	124	268	355
Marketing & New Ventures(3)	(17)	(4)	(2)	185	63	—	(8)	—	(2)	52	—	—
Total	146	153	405	331	307	371	104	114	351	176	268	355
(1)    Pipelines includes Grand Valley.
(2)    Facilities includes PGI and Fort Corp.
(3)    Marketing and New Ventures includes Greenlight, Cedar LNG, and ACG.
(4)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(5)    Distributions exclude returns of capital. In 2026, Pembina received $45 million from PGI as a return of capital (2025: nil).
(6)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Refer to the "Segment Results – Changes in Results" sections of this MD&A under each of the divisions for additional information.
For the three and six months ended June 30, 2026 and 2025, contributions in the Facilities Division were made to PGI to partially fund growth capital projects. During the six months ended June 30, 2026, contributions in Marketing & New Ventures were made to Cedar LNG to fund the Cedar LNG Project. Refer to the "Segment Results – Marketing & New Ventures Division – Projects & New Developments" sections of this MD&A for additional information.
Pembina Pipeline Corporation Second Quarter 2026 9

Pipelines
Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Pipelines revenue(1)	852	874	(22)
Cost of goods sold(1)	13	14	(1)
Net revenue(1)(2)	839	860	(21)
Operating expenses(1)	193	198	(5)
Depreciation and amortization included in gross profit	158	165	(7)
Share of profit from equity accounted investees	1	—	1
Gross profit	489	497	(8)
Earnings	458	473	(15)
Adjusted earnings(2)	458	474	(16)
Adjusted EBITDA(2)	626	646	(20)
Volumes(3)	2,809	2,768	41

Change in Results
Net revenue(1)(2)	Decrease largely due to lower net revenue on the Alliance Pipeline as a result of the impacts of the Alliance New Toll Structure, which reduced long-term firm tolls and introduced a new revenue-sharing mechanism on the Canadian portion of the Alliance Pipeline, partially offset by higher interruptible revenue on the Alliance Pipeline. Net revenue was also positively impacted by prior period tariff adjustments on the Cochin Pipeline, combined with higher contracted volumes on the Nipisi Pipeline.
Operating expenses(1)	Lower due to minor decreases across multiple operating costs.
Depreciation and amortization included in gross profit	Decrease largely due to a change in estimate related to the decommissioning provision of certain assets in the second quarter of 2026.
Earnings	Decrease largely due to lower net revenue, discussed above, partially offset by lower depreciation and operating expenses.
Adjusted EBITDA(2)	Decrease largely due to lower net revenue, discussed above, partially offset by lower operating expenses.
Volumes(3)	Increase largely due to higher contracted volumes on the Nipisi Pipeline that came into effect April 2026 and higher interruptible volumes on the Alliance Pipeline.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
10 Pembina Pipeline Corporation Second Quarter 2026

Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Pipelines revenue(1)	1,713	1,768	(55)
Cost of goods sold(1)	28	27	1
Net revenue(1)(2)	1,685	1,741	(56)
Operating expenses(1)	373	383	(10)
Depreciation and amortization included in gross profit	305	316	(11)
Share of profit from equity accounted investees	1	1	—
Gross profit	1,008	1,043	(35)
Earnings	947	991	(44)
Adjusted earnings(2)	948	992	(44)
Adjusted EBITDA(2)	1,273	1,323	(50)
Volumes(3)	2,821	2,789	32

Change in Results
Net revenue(1)(2)
Decrease largely due to lower net revenue on the Alliance Pipeline as a result of the impacts of the Alliance New Toll Structure, which reduced long-term firm tolls and introduced a new revenue-sharing mechanism on the Canadian portion of the Alliance Pipeline, partially offset by an increase in interruptible and seasonal revenue on the Alliance Pipeline. Net revenue was also positively impacted by prior period tariff adjustments on the Cochin Pipeline and higher volumes as a result of wider condensate price differentials in the first quarter of 2026, as well as higher contracted volumes on the Nipisi Pipeline.

Operating expenses(1)	Lower due to minor decreases across multiple operating costs.
Depreciation and amortization included in gross profit	Decrease largely due to a change in estimate related to the decommissioning provision of certain assets in the 2026 period.
Earnings	Decrease largely due to lower net revenue, discussed above, partially offset by lower depreciation and operating expenses.
Adjusted EBITDA(2)	Decrease largely due to lower net revenue, discussed above, partially offset by lower operating expenses.
Volumes(3)
Increase largely due to higher contracted volumes on the Nipisi Pipeline that came into effect April 2026, combined with higher interruptible volumes on the Alliance Pipeline driven by higher demand for natural gas in the U.S. Midwest during the 2026 period. Additionally, higher interruptible volumes on the Cochin Pipeline driven by wider condensate price differentials in the first quarter of 2026.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Second Quarter 2026 11

Financial and Operational Overview

	3 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,006	297	297	358	1,006	298	298	358
Transmission	737	118	118	195	722	143	143	223
Oil Sands & Heavy Oil	1,066	43	43	73	1,040	32	33	65
Total	2,809	458	458	626	2,768	473	474	646

	6 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,018	601	602	712	1,020	598	598	709
Transmission	746	267	267	423	731	326	326	484
Oil Sands & Heavy Oil	1,057	79	79	138	1,038	67	68	130
Total	2,821	947	948	1,273	2,789	991	992	1,323
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2025.
12 Pembina Pipeline Corporation Second Quarter 2026

Projects & New Developments(1)
The Pipelines Division continues to grow its transportation assets to service customer demand. The following outlines the projects and new developments within the Pipelines Division:

Fox Creek-to-Namao Expansion
Capital Budget: $200 million	In-service Date(1): Q1 2027	Status: On time, on budget
The Fox Creek-to-Namao Expansion includes the addition of three new midpoint pump stations and upgrades to three existing pump stations, which will add approximately 70,000 bpd of propane-plus capacity to the market delivery pipelines from Fox Creek, Alberta to Namao, Alberta, while also increasing operational and logistical flexibility. This expansion will increase the total capacity of the Peace and Northern Pipeline systems to approximately 1.2 mmbpd. The project was sanctioned in December 2025 and construction activities continued during the second quarter of 2026.

Birch-to-Taylor Expansion
Capital Budget: $310 million	In-service Date(1): Q4 2027	Status: Recently sanctioned
The Birch-to-Taylor Expansion includes a new 95-kilometre pipeline and facility upgrades that will add approximately 120,000 bpd of capacity for propane-plus and condensate to that corridor. Preliminary construction activities continued during the second quarter of 2026.

Taylor-to-Gordondale Expansion
Capital Budget: $115 million	In-service Date(1): Q1 2027	Status: On time, on budget
The Taylor-to-Gordondale Expansion will further accommodate growing volumes in northeast British Columbia and northwest Alberta. Pembina and Plateau Pipe Line Ltd., a subsidiary of Pembina, are proceeding with the initial scope of this project, which includes new and upgraded pump stations downstream of Taylor, British Columbia and a new 16-kilometre pipeline connecting production in Alberta to the Gordondale pump station. Construction activities continued during the second quarter of 2026.

(1)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.
On July 2, 2026, Pembina announced that it has entered into a non-binding agreement with the Government of Canada, the Province of Alberta, Trans Mountain Corporation, and Alberta Petroleum and Marketing Commission, to participate in a proposed nation-building energy infrastructure initiative intended to strengthen Canada's energy transportation network and expand market access for Canadian crude oil. The agreement contemplates the development of a new approximately one million bpd crude oil pipeline system connecting Alberta to Canada's West Coast, and a related export terminal. Pembina's economic interest through construction will be 10 percent with the opportunity for up to an additional 10 percent once the project enters commercial operation. Trans Mountain Corporation will serve as the lead project proponent, responsible for construction of the project, the regulatory process, stakeholder and Indigenous engagement, and subsequent operation of the asset. Pembina will contribute its development and execution expertise to a multi-stakeholder initiative connecting Canadian energy to global markets. Pembina's participation remains subject to satisfaction of certain conditions.
Pembina Pipeline Corporation Second Quarter 2026 13

Facilities
Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Facilities revenue(1)	314	295	19
Operating expenses(1)	132	133	(1)
Depreciation and amortization included in gross profit	52	59	(7)
Share of profit from equity accounted investees	83	46	37
Gross profit	213	149	64
Earnings	203	142	61
Adjusted earnings(2)	202	150	52
Adjusted EBITDA(2)	386	331	55
Volumes(3)	889	826	63

Changes in Results
Revenue(1)
Increase was primarily driven by additional revenue from RFS IV being in-service in May 2026 and improved volumes due to a planned outage at the Redwater Complex in the second quarter of 2025, that did not recur in the current quarter.

Operating expenses(1)	Consistent with prior quarter.
Share of profit from equity accounted investees
Increase primarily due to higher contributions from certain PGI assets as a result of an increase in volumes, discussed below, and higher recoveries driven by an asset upgrade, combined with lower unrealized losses on commodity-based derivative financial instruments. These increases were partially offset by higher income tax expense and lower unrealized gains on interest rate derivative financial instruments recognized by PGI.

Earnings
Increase largely due to higher share of profit from PGI, discussed above, along with higher revenue from RFS IV being in-service in May 2026 and improved volumes driven by a planned outage at the Redwater Complex in the second quarter of 2025, that did not recur in the current quarter.

Adjusted EBITDA(2)
Increase largely due to the same factors that impacted earnings, discussed above, excluding the lower net unrealized losses included in share of profit from PGI. Included in adjusted EBITDA is $208 million (2025: $171 million) related to PGI.

Volumes(3)
Increase largely due to lower outage days at the Redwater Complex compared to the second quarter of 2025, which was impacted by an asset upgrade, and additional volumes from RFS IV being in-service in May 2026. In addition, higher volumes on certain PGI assets primarily due to the Wapiti Expansion being in-service in March 2026, stronger performance at the Dawson Assets, and fewer planned outages compared to the same period in 2025, were partially offset by a decrease in contracted volumes at the Saturn Complex. Volumes include 366 mboe/d (2025: 344 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
14 Pembina Pipeline Corporation Second Quarter 2026

Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Facilities revenue(1)	622	602	20
Operating expenses(1)	265	266	(1)
Depreciation and amortization included in gross profit	98	104	(6)
Share of profit from equity accounted investees	162	111	51
Gross profit	421	343	78
Earnings	401	326	75
Adjusted earnings(2)	395	329	66
Adjusted EBITDA(2)	749	676	73
Volumes(3)	894	861	33

Changes in Results
Revenue(1)
Increase was primarily driven by additional revenue from RFS IV being in-service in May 2026 and improved volumes due to a planned outage at the Redwater Complex in the 2025 period, that did not recur in the current period.

Operating expenses(1)	Consistent with prior period.
Share of profit from equity accounted investees
Increase primarily due to higher contributions from certain PGI assets as a result of an increase in volumes, discussed below, and higher recoveries driven by an asset upgrade, combined with unrealized gains on interest rate derivative financial instruments recognized by PGI in the 2026 period compared to losses in the 2025 period. These increases were partially offset by higher income tax expense.

Earnings
Increase largely due to higher share of profit from PGI, discussed above, along with higher revenue from RFS IV being in-service in May 2026 and improved volumes driven by a planned outage at the Redwater Complex in the 2025 period, that did not recur in the current period.

Adjusted EBITDA(2)
Increase primarily due to higher volumes from certain PGI assets driven by stronger performance and fewer outages, combined with higher recoveries from an asset upgrade. In addition, higher revenue from RFS IV being in-service in May 2026 and improved volumes due to a planned outage at the Redwater Complex in the 2025 period, that did not recur in the current period, contributed to an increase in earnings. Included in adjusted EBITDA is $400 million (2025: $346 million) related to PGI.

Volumes(3)
Increase largely due to lower outage days at the Redwater Complex compared to the 2025 period, which was impacted by an asset upgrade, and additional volumes from RFS IV being in-service in May 2026. In addition, higher volumes on certain PGI assets primarily due to stronger performance at the Dawson Assets, Wapiti Expansion being in-service in March 2026, and fewer planned outages compared to the same period in 2025, were partially offset by a decrease in contracted volumes at the Saturn Complex. Volumes include 371 mboe/d (2025: 355 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Second Quarter 2026 15

Financial and Operational Overview

	3 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Facilities(3)
Gas Services	614	103	102	237	590	67	75	201
NGL Services	275	100	100	149	236	75	75	130
Total	889	203	202	386	826	142	150	331

	6 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Facilities(3)
Gas Services	619	200	194	457	604	151	153	404
NGL Services	275	201	201	292	257	175	176	272
Total	894	401	395	749	861	326	329	676
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas services and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2025.
16 Pembina Pipeline Corporation Second Quarter 2026

Projects & New Developments(1)
The following outlines the projects and new developments that have recently come into service within Facilities:

Significant Projects	In-service Date
Wapiti Expansion	March 2026
K3 Cogeneration Facility	March 2026
RFS IV	May 2026
The Facilities Division continues to grow its natural gas and NGL processing and fractionation assets to service customer demand. The following outlines the projects and new developments within the Facilities Division:

Prince Rupert Terminal Optimization
Capital Budget: $145 million	In-service Date(2): Mid-2028	Status: On time, on budget
Pembina is optimizing its Prince Rupert Terminal ("PRT"), primarily through increasing storage capacity, that will allow PRT to accommodate medium gas carrier vessels. The PRT optimization is expected to expand access to additional markets with higher realized propane prices, while significantly reducing shipping costs per unit, thereby improving netbacks for Pembina and its customers. Construction activities are ongoing and on schedule.

Heartland Extraction Plant
Capital Budget: $570 million	In-service Date(2): Late 2029	Status: Recently sanctioned
The Heartland Extraction Plant ("HEP") is a new 750 million cubic feet per day straddle plant to extract ethane-plus mix under Pembina's extraction rights on the Yellowhead Pipeline. Pembina has signed a long-term agreement at HEP to supply Dow with ethane beginning in late 2029, scaling to 22,500 barrels per day ("bpd") by the end of 2030. Pembina will retain the associated propane-plus production related to the project and will benefit from downstream fractionation and marketing of up to 9,500 bpd of propane-plus NGL. The project was sanctioned during the second quarter of 2026.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2025 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.
RFS IV, a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex (the "Redwater Complex"), was placed into service in late May on time and under budget. With the addition of RFS IV, the fractionation capacity at the Redwater Complex totals 256,000 bpd. RFS IV adds NGL fractionation capacity to address high utilization rates across the industry driven by growing Western Canadian NGL production.
Pursuant to an agreement with a Montney producer, PGI committed to fund and acquire an under-construction battery and additional infrastructure (the "North Gold Creek Battery") in the Wapiti/North Gold Creek Montney area for a capital commitment up to $150 million ($90 million net to Pembina). The North Gold Creek Battery will be operated by the producer and highly contracted under a long-term, take-or-pay agreement. The battery and associated pipelines were completed under-budget and were placed in service ahead of schedule in the first quarter of 2026 and volumes continued to ramp in the second quarter of 2026 after startup of the Wapiti expansion.
Pursuant to an agreement with Whitecap Resources Inc. ("Whitecap"), PGI has committed to support infrastructure development in the Lator area, including a new battery and gathering laterals (the "Lator Infrastructure"), which PGI will own. PGI anticipates funding up to $400 million ($240 million net to Pembina) for the battery and gathering laterals within the first phase of the Lator Infrastructure development, with all gas volumes flowing to PGI's Musreau facility upon startup, which is expected in the fourth quarter of 2026, supporting long-term plant utilization. Construction of the Lator Battery is approximately 85 percent complete, with equipment and piping installation ongoing and electrical installation initiated. The facility portion is on-schedule and approximately 90 percent complete, with final tie-ins and commissioning of new equipment expected to occur in the third quarter of 2026. The pipeline portion is also on-schedule and is approximately 95 percent complete, with final riser installations, tie-ins, and hydrotesting to occur in the third quarter of 2026 prior to battery start-up.
Pursuant to an agreement with Whitecap, PGI has committed to fund capital up to $300 million ($180 million net to Pembina) for battery and gathering infrastructure in the Gold Creek and Karr areas. During the second quarter, battery and gathering infrastructure totalling capital of approximately $175 million ($105 million net to Pembina) entered service, backstopped under a long-term fixed fee arrangement.
Pembina Pipeline Corporation Second Quarter 2026 17

Marketing & New Ventures
Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue from contracts with customers	1,161	804	357
Revenue from risk management and other derivative contracts	82	69	13
Lease income, shared service revenue and other(1)	5	10	(5)
Marketing & New Ventures revenue	1,248	883	365
Cost of goods sold(1)	997	761	236
Net revenue(1)(2)	251	122	129
Operating expenses(1)	8	9	(1)
Depreciation and amortization included in gross profit	16	17	(1)
Share of (loss) profit from equity accounted investees	(9)	28	(37)
Gross profit	218	124	94
Earnings	204	114	90
Adjusted earnings(2)	91	56	35
Adjusted EBITDA(2)	111	74	37
Crude oil sales volumes(3)	149	95	54
NGL sales volumes(3)	223	207	16

Change in Results
Net revenue(1)
Higher net revenue from contracts with customers was primarily due to an increase in NGL margins driven by higher WCSB and U.S. NGL prices, as well as the benefits from exposure to premium propane prices in Asian markets through West Coast exports, which were all largely the result of rising global demand and geopolitical supply concerns. Higher crude oil prices and volumes, discussed below, also contributed to an increase in net revenue.

Higher revenue from risk management and other derivative contracts primarily resulting from higher unrealized gains on NGL-based and crude oil-based derivatives. This was partially offset by higher realized losses on NGL-based derivatives and lower realized gains on crude oil-based derivatives. While derivative instruments give rise to volatility in reported earnings, they are the result of Pembina's general business contracting and risk management activities. The second quarter of 2026 included unrealized gains on derivative instruments of $117 million (2025: $31 million gain) and realized losses on derivative instruments of $35 million (2025: $38 million gain). Refer to the "Other – Risk Management – Financial Instruments" section of this MD&A.

Share of (loss) profit from equity accounted investees
Decrease largely due to unrealized foreign exchange losses on U.S. dollar denominated debt recognized by Cedar LNG in the second quarter of 2026 compared to gains in the same period in 2025, partially offset by higher unrealized gains on interest rate derivative financial instruments recognized by Cedar LNG.

Earnings
Increase largely due to higher net revenue from contracts with customers driven by an increase in NGL margins and higher crude oil prices and volumes, along with higher revenue from risk management and physical derivative contracts, partially offset by a share of loss from Cedar LNG in the second quarter of 2026, discussed above.

Adjusted EBITDA(2)	Increase largely due to higher net revenue from contracts with customers driven by an increase in NGL margins and higher crude oil prices and volumes, partially offset by higher realized losses on NGL-based derivatives and lower realized gains on crude oil-based derivatives.
Crude oil sales volumes(3)	Increase primarily due to higher blending and storage opportunities driven by favourable price differentials resulting from geopolitical supply concerns.
NGL sales volumes(3)
Increase primarily due to higher production volumes following RFS IV being in-service in May 2026 combined with higher ethane sales driven by wider WCSB and U.S. NGL frac spreads in the second quarter of 2026 compared to the same period in 2025.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
18 Pembina Pipeline Corporation Second Quarter 2026

Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue from contracts with customers	2,314	2,105	209
Revenue from risk management and other derivative contracts	122	99	23
Lease income, shared service revenue and other(1)	9	15	(6)
Marketing & New Ventures revenue	2,445	2,219	226
Cost of goods sold(1)	1,973	1,858	115
Net revenue(1)(2)	472	361	111
Operating expenses(1)	14	17	(3)
Depreciation and amortization included in gross profit	33	37	(4)
Share of loss from equity accounted investees	(17)	(8)	(9)
Gross profit	408	299	109
Earnings	379	274	105
Adjusted earnings(2)	261	245	16
Adjusted EBITDA(2)	299	284	15
Crude oil sales volumes(3)	118	91	27
NGL sales volumes(3)	244	244	—

Change in Results
Net revenue(1)(2)
Higher net revenue from contracts with customers was primarily due to an increase in NGL margins in the 2026 period driven by the benefits from exposure to premium propane prices in Asian markets through West Coast exports, which was largely the result of rising global demand and geopolitical supply concerns. Higher crude oil prices and volumes, discussed below, also contributed to an increase in net revenue.

Higher revenue from risk management and other derivative contracts primarily resulting from unrealized gains in the 2026 period related to the Cedar LNG capacity commercial arrangement due to wider spreads between the JKM and AECO forward indices. Additionally, unrealized gains on renewable power purchase agreements in the 2026 period compared to losses in the 2025 period driven by higher forecasted power prices, contributed to an increase in net revenue. These increases were partially offset by unrealized losses on NGL-based derivatives in the 2026 period compared to gains in the 2025 period, higher realized losses on NGL-based derivatives, and lower realized gains on crude oil-based derivatives. While derivative instruments give rise to volatility in reported earnings, they are the result of Pembina's general business contracting and risk management activities. The 2026 period included unrealized gains on derivative instruments of $130 million (2025: $40 million gain) and realized losses on derivative instruments of $8 million (2025: $59 million gain).

Share of loss from equity accounted investees
Decrease largely due to unrealized foreign exchange losses on U.S. dollar denominated debt recognized by Cedar LNG in the 2026 period compared to gains in the 2025 period, partially offset by unrealized gains on interest rate derivative financial instruments recognized by Cedar LNG in 2026 compared to losses in 2025.

Earnings
Increase largely due to higher net revenue from contracts with customers driven by an increase in NGL margins as well as higher crude oil prices and volumes, along with higher revenue from risk management and physical derivative contracts, partially offset by a higher share of loss from Cedar LNG, discussed above.

Adjusted EBITDA(2)
Increase largely due to higher net revenue from contracts with customers driven by an increase in NGL margins as well as higher crude oil prices and volumes, partially offset by higher realized losses on NGL-based derivatives and lower realized gains on crude oil-based derivatives.

Crude oil sales volumes(3)	Increase primarily due to higher blending and storage opportunities driven by favourable price differentials resulting from geopolitical supply concerns.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Second Quarter 2026 19

Financial and Operational Overview

	3 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	372	227	102	119	302	89	58	77
New Ventures(4)	—	(23)	(11)	(8)	—	25	(2)	(3)
Total	372	204	91	111	302	114	56	74

	6 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	362	306	278	314	335	293	256	293
New Ventures(4)	—	73	(17)	(15)	—	(19)	(11)	(9)
Total	362	379	261	299	335	274	245	284
(1)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2025.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects.

Cedar LNG
Capital Budget: U.S. $2 billion (net)	In-service Date: Late-2028	Status: On time, on budget
The Haisla Nation and Pembina are partners in Cedar LNG Partners LP ("Cedar LNG"), which is constructing the Cedar LNG Project, a floating LNG facility with a nameplate capacity of 3.3 million tonnes per annum ("mtpa"), located in the traditional territory of the Haisla Nation, on Canada's West Coast. The project is strategically positioned to leverage Canada's abundant natural gas supply and deliver a lower-carbon energy option to global markets. The facility will be powered by renewable electricity from BC Hydro, making it one of the lowest emitting LNG facilities in the world. The Cedar LNG facility is underpinned by long-term take-or-pay contracts for 3 mtpa of liquefaction capacity. At the end of the second quarter of 2026, construction of the floating LNG vessel was over 70 percent complete. Recent milestones include the vessel transitioning from dry dock to wet dock, and the Cedar Pipeline being mechanically completed. 2026 is expected to be the largest single capital investment year for the project, with the remainder of the year focused on progressing construction of the floating LNG vessel, completing the substation and mooring foundations at the marine terminal site and commencing installation of the transmission line.

Greenlight Electricity Centre
Capital Budget: $2.3 billion (net)	In-service Date: Second half of 2030	Status: Recently sanctioned
Pembina and its partners Morgan Stanley Infrastructure Partners ("MSIP") and Kineticor Asset Management ("Kineticor") are progressing the Greenlight Electricity Centre ("GLEC"), a 932 MW gas-fired combined cycle power generation facility to be located in Sturgeon County, within the Alberta Industrial Heartland, to serve a data centre being developed by a customer. GLEC will supply electricity to the Customer's data centre under a long-term tolling agreement. The site has the potential to be expanded to a permitted generation capacity of 1,864 MW. GLEC has received all major regulatory approvals. Concurrently with the final investment decision announced on July 2, 2026, MSIP acquired from OPSEU Pension Plan Trust Fund, Kineticor's majority shareholder, its 50 percent ownership interest in Greenlight Electricity Limited Partnership ("Greenlight"). In addition, Kineticor was granted a five percent interest in Greenlight. The resulting ownership of Greenlight is Pembina (47.5 percent), MSIP (47.5 percent) and Kineticor (5 percent).

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2025 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

20 Pembina Pipeline Corporation Second Quarter 2026

Corporate and Income Tax
Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions)	2026	2025	Change
Revenue(1)(2)	10	10	—
General and administrative	89	67	22
Other income	(4)	(1)	(3)
Net finance costs	141	140	1
Earnings (loss)	(213)	(196)	(17)
Adjusted earnings (loss)(3)	(226)	(199)	(27)
Adjusted EBITDA(3)	(59)	(38)	(21)
Income tax expense	140	116	24

Change in Results
General and administrative
Increase primarily due to higher long-term incentive costs driven by the change in Pembina's performance relative to peers and the change in Pembina's share price in the second quarter of 2026 compared to the second quarter of 2025, partially offset by lower non-compensation related general and administrative costs.

Earnings (loss)	Decrease largely due to the higher long-term incentive costs.
Adjusted EBITDA(3)	Decrease largely due to the higher long-term incentive costs.
Income tax expense	Increase largely due to higher taxable earnings in the current period.

Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions)	2026	2025	Change
Revenue(1)(2)	22	22	—
General and administrative	190	163	27
Other income	(4)	—	(4)
Net finance costs	283	279	4
Earnings (loss)	(444)	(419)	(25)
Adjusted earnings (loss)(3)	(449)	(421)	(28)
Adjusted EBITDA(3)	(126)	(103)	(23)
Income tax expense	273	253	20

Change in Results
General and administrative
Increase primarily due to higher long-term incentive costs driven by the change in Pembina's share price in the 2026 period compared to the 2025 period and the change in Pembina's performance relative to peers, partially offset by lower non-compensation related general and administrative costs.

Earnings (loss)	Decrease largely due to the higher long-term incentive costs.
Adjusted EBITDA(3)	Decrease largely due to the higher long-term incentive costs.
Income tax expense	Increase largely due to higher taxable earnings in the current period. The effective tax rate for the 2026 period was 21 percent compared to 22 percent in the 2025 period.
(1)    Excludes inter-segment eliminations.
(2)    Primarily consists of fixed fee income related to shared service agreements with PGI.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Pembina Pipeline Corporation Second Quarter 2026 21

4. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Volumes(1)(2)
Pipelines – transportation volumes
Conventional Pipelines	1,006	1,031	1,059	1,001	1,006	1,033	1,034	992
Transmission Pipelines	737	754	705	699	722	740	720	713
Oil Sands and Heavy Oil Pipelines	1,066	1,048	1,051	1,050	1,040	1,035	1,036	1,033
Facilities – processing and fractionation volumes
Gas Services	614	624	631	598	590	619	597	584
NGL Services	275	275	267	262	236	277	280	226
Total revenue volumes	3,698	3,732	3,713	3,610	3,594	3,704	3,667	3,548
Marketing & New Ventures – sales volumes
Marketed crude oil	149	85	77	111	95	88	96	117
Marketed NGL	223	266	260	237	207	281	252	227
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Selected Quarterly Market Pricing

	2026		2025				2024
($ average)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
WTI (USD/bbl)	92.79	71.93	59.14	64.93	63.74	71.42	70.27	75.10
FX (USD/CAD)	1.38	1.37	1.39	1.38	1.38	1.43	1.40	1.36
AECO Natural Gas (CAD/GJ)	1.43	2.36	2.22	0.94	1.96	1.92	1.38	0.77
Station 2 Natural Gas (CAD/GJ)	1.29	1.79	1.75	0.45	0.43	1.22	0.85	0.47
Chicago Citygate Natural Gas (USD/mmbtu)	2.50	5.77	3.43	2.71	2.99	3.91	2.71	1.76
Mt Belvieu Propane (USD/gal)	0.82	0.69	0.66	0.70	0.79	0.90	0.77	0.73
Alberta Power Pool (CAD/MWh)	29.32	31.84	43.18	51.53	40.48	40.30	51.72	55.23
Pembina 20-day volume-weighted average share price at quarter end	66.76	61.27	52.68	54.11	51.30	55.90	54.05	55.19

22 Pembina Pipeline Corporation Second Quarter 2026

Quarterly Financial Information

($ millions, except where noted)	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	2,152	2,106	1,913	1,791	1,792	2,282	2,145	1,844
Net revenue(1)	1,322	1,291	1,139	1,211	1,184	1,343	1,383	1,259
Operating expenses	235	219	241	259	235	226	270	277
Share of profit (loss) from equity accounted investees	75	71	171	(66)	74	30	133	(17)
Gross profit	933	929	827	658	780	928	1,024	747
Adjusted EBITDA(1)	1,064	1,131	1,075	1,034	1,013	1,167	1,254	1,019
Earnings	512	498	489	286	417	502	572	385
Earnings per common share – basic (dollars)	0.83	0.80	0.78	0.43	0.65	0.80	0.92	0.60
Earnings per common share – diluted (dollars)	0.82	0.80	0.78	0.43	0.65	0.80	0.92	0.60
Adjusted earnings(1)	415	497	414	432	377	521	566	431
Adjusted earnings per common share – basic (dollars)(1)	0.66	0.80	0.65	0.68	0.58	0.83	0.91	0.68
Cash flow from operating activities	897	335	861	810	790	840	902	922
Cash flow from operating activities per common share – basic (dollars)	1.54	0.58	1.48	1.39	1.36	1.45	1.55	1.59
Adjusted cash flow from operating activities(1)	778	790	731	648	698	777	922	724
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.34	1.36	1.26	1.12	1.20	1.34	1.59	1.25
Common shares outstanding (millions):
Weighted average – basic	581	581	581	581	581	581	581	580
Weighted average – diluted	582	582	582	582	582	582	582	581
End of period	581	581	581	581	581	581	581	580
Common share dividends declared	427	413	412	413	412	401	401	401
Dividends per common share	0.74	0.71	0.71	0.71	0.71	0.69	0.69	0.69
Preferred share dividends declared	30	30	32	32	35	35	34	34
Capital expenditures	218	187	235	178	197	174	242	262
Contributions to equity accounted investees	134	197	127	108	126	50	—	124
Distributions from equity accounted investees	149	158	148	128	136	132	131	133
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods highlighted in the table above, there were new growth projects across Pembina's business being placed into service. The Company's financial and operating results have also been impacted by the volatility of commodity market prices, fluctuations in foreign exchange rates, and inflation. In addition to these factors, several other notable elements have impacted Pembina's financial and operating results during the specified periods above, including:
•a gain on the sale of land in the fourth quarter of 2025 involving both land held directly by Pembina and within the Greenlight joint venture, which resulted in a gain being recognized across two segments, within the Corporate Division ($96 million pre-tax gain) and included in share of profit from Greenlight in the Marketing & New Ventures Division ($62 million gain, net to Pembina, pre-tax);
•an impairment of $146 million (net to Pembina, after tax), recognized in the third quarter of 2025 within Pembina's equity accounted investee, related to certain PGI assets; and
•contributions made by Pembina to PGI of $243 million in the full year of 2025, to partially fund growth capital projects.
Pembina Pipeline Corporation Second Quarter 2026 23

5. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	June 30, 2026	December 31, 2025
Working capital(1)	(969)	(806)
Variable rate debt
Senior unsecured credit facilities(2)	1,831	1,305
Total variable rate loans and borrowings outstanding (weighted average interest rate of 3.9% (2025: 4.0%))	1,831	1,305
Fixed rate debt
Senior unsecured medium-term notes	10,350	10,350
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 4.5% (2025: 4.5%))	10,350	10,350
Total loans and borrowings outstanding	12,181	11,655
Cash and unutilized debt facilities	1,827	2,294
Subordinated hybrid notes (weighted average interest rate of 5.3% (2025: 5.3%))	1,025	1,025
(1)    Current assets of $1.6 billion (December 31, 2025: $1.3 billion) less current liabilities of $2.5 billion (December 31, 2025: $2.1 billion). As at June 30, 2026, working capital included $1.2 billion (December 31, 2025: $600 million) associated with the current portion of long-term debt and $153 million (December 31, 2025: $106 million) in cash.
(2)    Includes U.S. $250 million variable rate debt outstanding as at June 30, 2026 (December 31, 2025: U.S. $250 million).
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividends and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities, and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2025 and Note 23 of the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at June 30, 2026, Pembina's credit facilities (collectively, the "Credit Facilities") consisted of: an unsecured $2.5 billion (December 31, 2025: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2025: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2030 (the "Revolving Facility"); an unsecured U.S. $250 million (December 31, 2025: U.S. $250 million) non-revolving term loan, which matures in April 2030; an unsecured $600 million (December 31, 2025: $600 million) non-revolving term loan ("Two-Year Term Loan"), which matures in October 2027; and an operating facility of $50 million (December 31, 2025: $50 million), which matures in June 2027 and is typically renewed on an annual basis.
There are no mandatory principal repayments due over the term of the Credit Facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. Refer to "Liquidity & Capital Resources – Covenants" below for more information.
Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
24 Pembina Pipeline Corporation Second Quarter 2026

Covenants
Pembina is subject to certain financial covenants under the indentures governing its medium-term notes and the agreements governing the Credit Facilities. As at June 30, 2026, Pembina was in compliance with those covenants (December 31, 2025: in compliance).

Debt	Financial Covenant(1)	Ratio	Ratio as at June 30, 2026
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)	0.40
Credit facilities	Debt to Capital	Maximum 0.70(3)	0.40
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $243 million (December 31, 2025: $249 million) were held by Pembina as at June 30, 2026, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to Pembina's Fixed-to-Fixed Rate Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2025 for further information.
Pembina Pipeline Corporation Second Quarter 2026 25

Commitments and Off-Balance Sheet Arrangements
Commitments
Pembina had the following contractual obligations outstanding as at June 30, 2026:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt(2)	19,835	1,841	2,809	3,239	11,946
Transportation and processing(3)	11,553	82	491	1,248	9,732
Leases(4)	774	111	200	136	327
Construction commitments(5)	506	285	213	8	—
Other commitments related to lease contracts(6)	576	44	124	159	249
Funding commitments, software, and other	64	33	30	1	—
Total contractual obligations	33,308	2,396	3,867	4,791	22,254
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 14 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 40 and 240 mbpd of NGL each year up to and including 2040. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 99 megawatts per day each year up to and including 2050.
(2)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(3)In 2024, Pembina signed two agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 mpta, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 MMcf/d of Canadian natural gas to Cedar LNG. In 2025, Pembina contracted the rights to this respective liquefaction and transportation capacity to two third-party customers. These agreements represent a total commitment of approximately $10.8 billion, which will commence on the in-service date of the Cedar LNG Project in late 2028.
(4)Includes pipelines, facilities, terminals, rail, office space, land and vehicle leases.
(5)Excludes projects that are executed by equity accounted investees.
(6)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at June 30, 2026, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Off-Balance Sheet Arrangements
As at June 30, 2026, Pembina did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had, and are not expected to have, a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at June 30, 2026, Pembina had $122 million (December 31, 2025: $124 million) in letters of credit issued.
26 Pembina Pipeline Corporation Second Quarter 2026

6. SHARE CAPITAL
Common Shares
On May 13, 2026, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 19, 2026 and will expire on the earlier of May 18, 2027, the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three and six months ended June 30, 2026.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Share Dividends
The holders of Pembina's Class A Preferred Shares are entitled to receive fixed or floating cumulative dividends, as applicable. Dividends on the Series 1, 3, 5, 7, and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15 and 17 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Outstanding Share Data

Issued and outstanding (thousands)	July 27, 2026
Common shares	581,555
Stock options(1)	1,088
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 21 Class A Preferred Shares	14,972
Series 25 Class A Preferred Shares	10,000
(1)    Balance includes 1.03 million exercisable stock options.
Pembina Pipeline Corporation Second Quarter 2026 27

7. CAPITAL EXPENDITURES

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2026	2025	2026	2025
Pipelines	141	72	276	132
Facilities	62	107	102	210
Marketing & New Ventures	8	6	10	11
Corporate and other projects	7	12	17	18
Total capital expenditures(1)	218	197	405	371
(1)    Includes $33 million for the three months ended June 30, 2026 (2025: $46 million) and $47 million for the six months ended June 30, 2026 (2025: $71 million) related to non-recoverable sustainment activities primarily attributed to supporting safe and reliable operations.
In the second quarter and first six months of 2026 and 2025, Pipelines capital expenditures largely related to expansions to support volume growth in NEBC and investments in smaller growth projects. Facilities capital expenditures in the second quarter and first six months of 2026 and 2025 primarily related to Redwater expansion projects that went into service in May 2026. Marketing & New Ventures and Corporate capital expenditures during these periods related mainly to information technology infrastructure and systems development.
Future capital expenditures for the remaining months of 2026 are estimated to be approximately $530 million and are primarily related to the construction of the Prince Rupert Terminal Optimization, the Fox Creek-to-Namao Peace Pipeline Expansion, preliminary construction activities on the Birch-to-Taylor and Taylor-to-Gordondale expansions, and investments in smaller growth projects, including various laterals and terminals. Of the total future capital expenditure, approximately $160 million is designated for non-recoverable sustaining capital, which will continue to support safe and reliable operations.
For contributions to equity accounted investees, refer to the "Segment Results – Equity Accounted Investees Overview by Division" section of this MD&A.
28 Pembina Pipeline Corporation Second Quarter 2026

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investee are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investees, as at June 30, 2026. The loans and borrowings are presented and classified by the division in which the results for the investee are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	June 30, 2026	December 31, 2025
Pipelines	15	16
Facilities	3,281	3,230
Marketing & New Ventures(2)	943	616
Total	4,239	3,862
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Relates to the U.S. $2.7 billion senior unsecured construction/term loan facility entered into by Cedar LNG.

Cash and Cash Equivalents of Equity Accounted Investees
As at June 30, 2026, Pembina's ownership percentage of the cash balance associated with Pembina's investments in equity accounted investees totaled $43 million (December 31, 2025: $100 million) of which $8 million (December 31, 2025: $67 million) related to Greenlight, $27 million (December 31, 2025: $20 million) related to Cedar LNG, and $5 million (December 31, 2025: $11 million) related to PGI.
Financing Activities for Equity Accounted Investees
Greenlight
In the first six months of 2026, Pembina advanced funds to Greenlight in the amount of $61 million represented by promissory notes issued by Greenlight, which are included in related party receivable. These notes bear interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment. Subsequent to the end of the second quarter of 2026, on July 2, 2026, Greenlight fully repaid the outstanding amount of $91 million, including accrued interest, following a positive final investment decision ("FID") in respect of GLEC.
Pembina entered into agreements committing to 50 percent of the equity contributions required to support the construction of GLEC. Pembina is committed to funding up to approximately $1.0 billion in equity contributions between 2028 and 2030. Greenlight has arranged project-level debt financing expected to fund approximately 60 percent of GLEC's total project costs, with the remaining 40 percent to be funded through partner equity contributions. Pembina and MSIP will each fund 50 percent of Greenlight's equity requirements.
Commitments to Equity Accounted Investees
In addition to the contributions to Greenlight, discussed above, Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the Cedar LNG Project.
Credit Risk for Equity Accounted Investees
As at June 30, 2026, Pembina's various equity accounted investees held letters of credit totaling $163 million (December 31, 2025: $157 million) primarily in respect of obligations for engineering, procurement and construction.
Pembina Pipeline Corporation Second Quarter 2026 29

9. RELATED PARTY TRANSACTIONS
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2026	2025	2026	2025
PGI	64	58	129	121
Cedar LNG	4	5	8	9
Total services provided by Pembina(1)	68	63	137	130
PGI	7	2	10	4
Total services received from related parties	7	2	10	4
Greenlight(2)	3	—	3	—
Total interest income received from related parties	3	—	3	—

As at ($ millions)			June 30, 2026	December 31, 2025
Related party receivables from:
PGI			28	39
Cedar LNG			4	4
Greenlight(2)			91	27
Total related party receivables			123	70
Right-of-use assets(3)			31	32
Lease liabilities(3)			32	32
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    In the first six months ended June 30, 2026, Pembina advanced funds to Greenlight in the amount of $61 million represented by promissory notes issued by Greenlight. These notes bear interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment. Subsequent to the end of the second quarter of 2026, on July 2, 2026, Greenlight fully repaid the outstanding amount of $91 million, including accrued interest, following a positive FID in respect of GLEC.
(3)    Pembina has a lease arrangement with PGI for the use of a natural gas storage asset. Under the terms of the agreement, Pembina recognized a right-of-use asset and a corresponding lease liability. The lease commenced on September 1, 2025 and has a term of 15 years. Lease payments are made on a monthly basis and are structured as a combination of a fixed fee and flow-through charges.

30 Pembina Pipeline Corporation Second Quarter 2026

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the six months ended June 30, 2026 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
In April 2024, the IASB issued IFRS 18, which will replace IAS 1 Presentation of Financial Statements, and includes particular amendments to IAS 7, Statement of Cash Flows. IFRS 18 will be retrospectively adopted as of January 1, 2027. IFRS 18 improves the comparability of financial information by standardizing various aspects of presentation, and incorporates Management-defined Performance Measures ("MPMs") into financial statement disclosure. The Company is continuing to assess IFRS 18 and its implications; however, the following preliminary conclusions are noted:
a.The adoption of IFRS 18 will not impact Earnings; however, the Consolidated Statements of Earnings and Comprehensive Income will be organized into categories of operating, investing, and financing activities. This will result in the presentation of new subtotals: Operating profit and Profit before finance and income tax. The Company's Share of profit from equity accounted investees will be presented as an investing activity.
b.Two MPMs have been initially identified and will be incorporated in future financial statement disclosure: Adjusted EBITDA and Adjusted Earnings.
c.On the Consolidated Statements of Cash Flows, interest paid (including capitalized interest) will move from operating activities to financing activities. In addition, Interest received and Distributions from equity accounted investees will move from operating activities to investing activities. Lastly, Operating profit will be the basis of determining cash flow from operating activities.
IFRS 20 Regulatory Assets and Regulatory Liabilities ("IFRS 20")
In May 2026, the IASB issued IFRS 20, which is to be adopted as of January 1, 2029. Full retrospective or modified retrospective adoption is permitted. The standard introduces a new accounting model for rate regulated entities that meet specified scope criteria. The accounting model addresses the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense. Pembina is currently reviewing the scope and impact of IFRS 20 on its Consolidated Financial Statements.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements. The preparation of financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and six months ended June 30, 2026.
Pembina Pipeline Corporation Second Quarter 2026 31

11. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted earnings, adjusted earnings per common share, adjusted earnings from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and non-GAAP ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	852	874	314	295	1,248	883	(262)	(260)	2,152	1,792
Cost of goods sold	13	14	—	—	997	761	(180)	(167)	830	608
Net revenue	839	860	314	295	251	122	(82)	(93)	1,322	1,184
32 Pembina Pipeline Corporation Second Quarter 2026

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	1,713	1,768	622	602	2,445	2,219	(522)	(515)	4,258	4,074
Cost of goods sold	28	27	—	—	1,973	1,858	(356)	(338)	1,645	1,547
Net revenue	1,685	1,741	622	602	472	361	(166)	(177)	2,613	2,527
Adjusted EBITDA and Adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), adjustments to share of profit from equity accounted investees, and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction and integration costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities, equity accounted investees, capital expenditures, and lessor lease arrangements. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Adjusted EBITDA is a measure also frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance and is often used to calculate financial and leverage ratios. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	458	473	203	142	204	114	(213)	(196)	(140)	(116)	512	417
Adjustments for:
Income tax expense	—	—	—	—	—	—	—	—	140	116	140	116
Adjustments to share of profit (loss) from equity accounted investees(1)	—	1	127	127	8	(28)	—	—	—	—	135	100
Net finance costs	8	6	4	3	1	2	141	140	—	—	154	151
Depreciation and amortization	160	165	52	59	16	17	17	16	—	—	245	257
Unrealized gain from derivative instruments	—	—	—	—	(117)	(31)	—	—	—	—	(117)	(31)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	2	—	—	—	2
Restructuring costs	—	—	—	—	—	—	1	—	—	—	1	—
Gain on disposal of assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—
Other non-cash provisions	—	1	—	—	—	—	(5)	—	—	—	(5)	1
Adjusted EBITDA	626	646	386	331	111	74	(59)	(38)	—	—	1,064	1,013
Adjusted EBITDA per common share – basic (dollars)											1.83	1.74
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this MD&A for further details.
Pembina Pipeline Corporation Second Quarter 2026 33

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	947	991	401	326	379	274	(444)	(419)	(273)	(253)	1,010	919
Adjustments for:
Income tax expense	—	—	—	—	—	—	—	—	273	253	273	253
Adjustments to share of profit from equity accounted investees(1)	1	2	243	239	15	6	—	—	—	—	259	247
Net finance costs	16	12	7	6	3	4	283	279	—	—	309	301
Depreciation and amortization	308	317	98	104	33	37	36	32	—	—	475	490
Unrealized gain from derivative instruments	—	—	—	—	(130)	(40)	—	—	—	—	(130)	(40)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	—	4	—	—	—	4
Restructuring costs	—	—	—	—	—	—	4	—	—	—	4	—
Gain on disposal of assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—
Other non-cash provisions	1	1	—	1	—	3	(5)	1	—	—	(4)	6
Adjusted EBITDA	1,273	1,323	749	676	299	284	(126)	(103)	—	—	2,195	2,180
Adjusted EBITDA per common share – basic (dollars)											3.78	3.75
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this MD&A for further details.
34 Pembina Pipeline Corporation Second Quarter 2026

Adjusted Earnings and Adjusted Earnings per Common Share
Adjusted earnings is a non-GAAP financial measure and is calculated as earnings adjusted for adjustments to share of profit from equity accounted investees and various non-cash and other items that are not reflective of ongoing operations. These adjustments include unrealized gains or losses from derivative instruments and foreign exchange, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations.
Management believes that adjusted earnings provides useful information to investors for assessing financial performance. The most directly comparable financial measure to adjusted earnings that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted earnings per common share is a non-GAAP financial ratio which is calculated by dividing adjusted earnings by the weighted average number of common shares outstanding.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	458	473	203	142	204	114	(213)	(196)	(140)	(116)	512	417
Adjustments for:
Adjustments to share of (loss) profit from equity accounted investees(1)	—	—	(1)	8	5	(27)	—	—	—	—	4	(19)
Unrealized gain from derivative instruments	—	—	—	—	(117)	(31)	—	—	—	—	(117)	(31)
Unrealized gain on foreign exchange(2)	—	—	—	—	—	—	(9)	(5)	—	—	(9)	(5)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	2	—	—	—	2
Restructuring costs	—	—	—	—	—	—	1	—	—	—	1	—
Gain on disposal of assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—
Other non-cash provisions	—	1	—	—	—	—	(5)	—	—	—	(5)	1
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	30	12	30	12
Adjusted earnings (loss)	458	474	202	150	91	56	(226)	(199)	(110)	(104)	415	377
Adjusted earnings per common share – basic (dollars)											0.66	0.58
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this MD&A for further details.
(2)    Unrealized gain (loss) on foreign exchange is a supplementary financial measure.
(3)    Represents a theoretical tax calculated by applying the Company's Canadian statutory tax rate of 23.3 percent in the three months ended June 30, 2026 (2025: 23.4 percent). The amount does not take into account the impact of different tax jurisdictions in which the Company's operations are domiciled.

Pembina Pipeline Corporation Second Quarter 2026 35

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	947	991	401	326	379	274	(444)	(419)	(273)	(253)	1,010	919
Adjustments for:
Adjustments to share of (loss) profit from equity accounted investees(1)	—	—	(6)	2	13	8	—	—	—	—	7	10
Unrealized gain from derivative instruments	—	—	—	—	(130)	(40)	—	—	—	—	(130)	(40)
Unrealized gain on foreign exchange(2)	—	—	—	—	—	—	(4)	(7)	—	—	(4)	(7)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	4	—	—	—	4
Restructuring costs	—	—	—	—	—	—	4	—	—	—	4	—
Gain on disposal of assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—
Other non-cash provisions	1	1	—	1	—	3	(5)	1	—	—	(4)	6
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	30	6	30	6
Adjusted earnings (loss)	948	992	395	329	261	245	(449)	(421)	(243)	(247)	912	898
Adjusted earnings per common share – basic (dollars)											1.46	1.42
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this MD&A for further details.
(2)    Unrealized gain (loss) on foreign exchange is a supplementary financial measure.
(3)    Represents a theoretical tax calculated by applying the Company's Canadian statutory tax rate of 23.3 percent in the six months ended June 30, 2026 (2025: 23.4 percent). The amount does not take into account the impact of different tax jurisdictions in which the Company's operations are domiciled.

Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings in adjusted EBITDA and adjusted earnings above are also made to share of profit from investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA and adjusted earnings.
Adjusted EBITDA from Equity Accounted Investees

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	—	83	46	(9)	28	75	74
Adjustments to EBITDA from equity accounted investees:
Net finance costs (income)	—	1	35	30	8	(28)	43	3
Income tax expense	—	—	27	15	—	—	27	15
Depreciation and amortization	—	—	66	68	—	—	66	68
Unrealized loss from commodity-related derivative financial instruments	—	—	—	14	—	—	—	14
Other non-cash provisions	—	—	(1)	—	—	—	(1)	—
Total adjustments to EBITDA from equity accounted investees	—	1	127	127	8	(28)	135	100
Adjusted EBITDA from equity accounted investees	1	1	210	173	(1)	—	210	174
36 Pembina Pipeline Corporation Second Quarter 2026

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	1	162	111	(17)	(8)	146	104
Adjustments to EBITDA from equity accounted investees:
Net finance costs	—	1	64	74	15	6	79	81
Income tax expense	—	—	52	36	—	—	52	36
Depreciation and amortization	1	1	127	129	—	—	128	130
Unrealized loss from commodity-related derivative financial instruments	—	—	1	1	—	—	1	1
Gain on disposal of assets	—	—	—	(2)	—	—	—	(2)
Other non-cash provisions	—	—	(1)	1	—	—	(1)	1
Total adjustments to EBITDA from equity accounted investees	1	2	243	239	15	6	259	247
Adjusted EBITDA from equity accounted investees	2	3	405	350	(2)	(2)	405	351
Adjusted Earnings from Equity Accounted Investees

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	—	83	46	(9)	28	75	74
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized loss from commodity-related derivative financial instruments	—	—	—	14	—	—	—	14
Unrealized gain from other derivative financial instruments	—	—	—	(6)	(14)	(2)	(14)	(8)
Unrealized loss (gain) on foreign exchange	—	—	—	—	19	(25)	19	(25)
Other non-cash provisions	—	—	(1)	—	—	—	(1)	—
Total adjustments to share of (loss) profit from equity accounted investees	—	—	(1)	8	5	(27)	4	(19)
Adjusted earnings (loss) from equity accounted investees	1	—	82	54	(4)	1	79	55

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	1	162	111	(17)	(8)	146	104
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized loss from commodity-related derivative financial instruments	—	—	1	1	—	—	1	1
Unrealized (gain) loss from other derivative financial instruments	—	—	(6)	2	(18)	32	(24)	34
Gain on disposal of assets	—	—	—	(2)	—	—	—	(2)
Unrealized loss (gain) on foreign exchange	—	—	—	—	31	(24)	31	(24)
Other non-cash provisions	—	—	(1)	1	—	—	(1)	1
Total adjustments to share of (loss) profit from equity accounted investees	—	—	(6)	2	13	8	7	10
Adjusted earnings (loss) from equity accounted investees	1	1	156	113	(4)	—	153	114
Pembina Pipeline Corporation Second Quarter 2026 37

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2026	2025	2026	2025
Cash flow from operating activities	897	790	1,232	1,630
Cash flow from operating activities per common share – basic (dollars)	1.54	1.36	2.12	2.81
Add (deduct):
Change in non-cash operating working capital	(93)	(18)	308	(34)
Current tax expense	(63)	(103)	(174)	(236)
Taxes paid, net of foreign exchange	108	65	269	127
Accrued share-based payment expense	(44)	(1)	(87)	(28)
Share-based compensation payment	3	—	80	86
Preferred share dividends paid	(30)	(35)	(60)	(70)
Adjusted cash flow from operating activities	778	698	1,568	1,475
Adjusted cash flow from operating activities per common share – basic (dollars)	1.34	1.20	2.70	2.54

38 Pembina Pipeline Corporation Second Quarter 2026

12. OTHER
Financial Instruments & Risk Management
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its business and, as at June 30, 2026, the Company has entered into certain financial derivative contracts in order to manage commodity price, cost of power, and foreign exchange risk. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions.
Financial Instruments
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.

Pembina Pipeline Corporation Second Quarter 2026 39

c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include the following:
i.Power Purchase Agreements: Pembina's long-term power purchase agreements have given rise to embedded derivative instruments. The fair value of these embedded derivatives are measured using discounted projected cash flow models. The key unobservable inputs in the valuation include forecasted power prices from EDC Associates Ltd. and management estimates of renewable wind power pricing discounts. The power purchase agreements have a maturity date ranging from 2040 to 2041 and a notional that ranges from 100 MW to 105 MW of renewable energy capacity. As of June 30, 2026, the forecasted power prices, before applying the forecasted wind power pricing discount, range from $41.19 per MWh to $104.16 per MWh (December 31, 2025: $52.54 MWh to $77.36 MWh). Lastly, as of June 30, 2026, the forecasted wind power pricing discount applied ranges from 50 percent to 67 percent (December 31, 2025: 50 percent to 67 percent).
ii.Cedar LNG Capacity Commercial Arrangement: Pembina's provision of Cedar LNG transportation and liquefaction capacity to a third-party customer has given rise to an embedded derivative instrument with option features. The fair-value of this embedded derivative is measured using Black-Scholes option modelling, using a notional of 1.0 million tonnes of LNG per annum for a term of 20 years. The term commences when Cedar LNG becomes commercially operational. The key unobservable inputs in the valuation include: (a) the forecasted spread between the forward global JKM LNG index and the forward AECO natural gas index; and, (b) the forecasted volatility of such commodity prices. As of June 30, 2026, the forecasted spread between these market pricing indices ranges from $6.56 per MMBtu to $9.21 per MMBtu (in U.S. dollars) (December 31, 2025: $6.32 per MMBtu to $9.03 per MMBtu, in U.S. dollars). Lastly, as of June 30, 2026, the forecasted average volatility of such commodity prices is 20 percent (December 31, 2025: 18 percent).
The fair valuation of embedded derivative instruments is judged to be a significant management estimate. The respective assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on derivative financial instruments.
Gains and Losses from Derivative Instruments

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2026	2025	2026	2025
Derivative instruments held at fair value through earnings
Realized loss (gain) recorded in revenue from risk management and other derivative contracts
Commodity-related loss (gain)	35	(38)	8	(59)
Unrealized (gain) loss recorded in revenue from risk management and other derivative contracts
Commodity-related gain	(124)	(31)	(27)	(40)
Cedar LNG capacity commercial arrangement embedded derivative loss (gain)	7	—	(103)	—
40 Pembina Pipeline Corporation Second Quarter 2026

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the second quarter of 2026 that had or are likely to have a material impact on Pembina's ICFR.
Pembina Pipeline Corporation Second Quarter 2026 41

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
JKM	Japan Korea Marker benchmark price for LNG
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
LNG	Liquefied natural gas
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Frac spreads	The margin between the value of extracted NGLs and the cost of the natural gas used to produce them.

Measurement
bpd	barrels per day	mtpa	million tonnes per annum
mbbls	thousands of barrels	MMcf/d	millions of cubic feet per day
mbpd	thousands of barrels per day	MMBtu	million British thermal units
mmbpd	millions of barrels per day	bcf/d	billions of cubic feet per day
mmbbls	millions of barrels	km	kilometer
mboe/d	thousands of barrels of oil equivalent per day	MW	Megawatt
mmboe/d	millions of barrels of oil equivalent per day	MWh	Megawatt hour

Investments in Equity Accounted Investees
Pipelines:
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Storage Corporation
Marketing & New Ventures:
Cedar LNG	49.9 percent interest in Cedar LNG Partners LP and the proposed floating LNG facility in Kitimat, British Columbia, Canada
ACG	50 percent interest in Alberta Carbon Grid Heartland Limited Partnership and the proposed Heartland carbon dioxide transportation and sequestration system.
Greenlight	50 percent interest in the Greenlight Electricity Centre Limited Partnership, which is developing a gas-fired combined cycle power generation facility to be located in Alberta’s Industrial Heartland.
Readers are referred to the AIF for the year ended December 31, 2025 for additional descriptions, which is available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

42 Pembina Pipeline Corporation Second Quarter 2026

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of this MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and anticipated dividend payment dates;
•planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation, and storage facility and system operations;
•treatment under existing and proposed governmental laws, policies and regulations, including those relating to taxes, the environmental, tariffs and project assessments;
•potential changes or amendments to existing or proposed governmental laws, policies and regulations;
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•increased processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, debt maturities, letters of credit and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares or other securities, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•potential actions undertaken by Pembina to mitigate counterparty risk;
•tolls and tariffs, and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development, in-service dates and anticipated benefits of Pembina's new projects and developments, including RFS IV, the Wapiti Expansion, the K3 Cogeneration Facility, the Taylor-to-Gordondale Expansion, the Fox Creek-to-Namao Expansion, Birch-to-Taylor Expansion, Prince Rupert Terminal Optimization, the Greenlight Electricity Centre, the Heartland Extraction Plant and the Cedar LNG Project, including the timing thereof and certain costs related thereto;
•expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof;
•the Lator Infrastructure, including the anticipated amount of funding by PGI in the first phase and expected startup date;
•the expected costs, timing and impact of the Alliance New Toll Structure; and
•the impact of current and future market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing existing debt as it becomes due;
•future operating costs, including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent with historical levels;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on acceptable terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•the inputs used by Pembina's management in the fair valuation of embedded derivative instruments remaining consistent;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, the imposition of new tariffs or other changes in international trade policies or relations, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment and public opinion in North America and elsewhere, including changes in trade relations between Canada and the U.S.;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" herein and in the AIF for the year ended December 31, 2025, which are available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2026 capital expenditure guidance contained herein as of the date of this MD&A. The purpose of the 2026 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline Corporation Second Quarter 2026 43

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	June 30, 2026	December 31, 2025
Assets Current assets
Cash and cash equivalents	153	106
Trade receivables and other	884	766
Income tax receivable	95	19
Related party receivable (Note 12)	123	70
Inventory	297	284
Derivative financial instruments (Note 11)	17	14
	1,569	1,259
Non-current assets
Property, plant and equipment (Note 4)	22,769	22,550
Intangible assets and goodwill	6,327	6,345
Investments in equity accounted investees (Note 5)	4,469	4,344
Right-of-use assets	498	526
Finance lease receivables	210	239
Derivative financial instruments (Note 11)	209	114
Other assets	189	178
	34,671	34,296
Total assets	36,240	35,555
Liabilities and equity Current liabilities
Trade payables and other	1,166	1,321
Loans and borrowings (Note 6)	1,200	600
Lease liabilities	82	83
Contract liabilities (Note 8)	44	39
Derivative financial instruments (Note 11)	46	22
	2,538	2,065
Non-current liabilities
Loans and borrowings (Note 6)	10,991	11,066
Subordinated hybrid notes (Note 6)	1,022	1,022
Lease liabilities	512	539
Decommissioning provision	527	540
Contract liabilities (Note 8)	296	305
Deferred tax liabilities	3,065	2,957
Derivative financial instruments (Note 11)	68	116
Other liabilities	158	174
	16,639	16,719
Total liabilities	19,177	18,784
Total equity	17,063	16,771
Total liabilities and equity	36,240	35,555
See accompanying notes to the condensed consolidated interim financial statements
44 Pembina Pipeline Corporation Second Quarter 2026

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2026	2025	2026	2025
Revenue (Note 8)	2,152	1,792	4,258	4,074
Cost of sales (Note 3)	1,294	1,086	2,542	2,470
Share of profit from equity accounted investees (Note 5)	75	74	146	104
Gross profit	933	780	1,862	1,708
General and administrative	132	97	274	231
Other (income) expense	(5)	(1)	(4)	4
Results from operating activities	806	684	1,592	1,473
Net finance costs (Note 9)	154	151	309	301
Earnings before income tax	652	533	1,283	1,172
Current tax expense	63	103	174	236
Deferred tax expense	77	13	99	17
Income tax expense	140	116	273	253
Earnings	512	417	1,010	919
Other comprehensive income (loss), net of tax (Note 10)
Exchange gain (loss) on translation of foreign operations	117	(316)	196	(314)
Impact of hedging activities	(7)	17	(11)	8
Other comprehensive income (loss), net of tax	110	(299)	185	(306)
Total comprehensive income attributable to shareholders	622	118	1,195	613
Earnings attributable to common shareholders, net of preferred share dividends	480	380	946	844
Earnings per common share – basic (dollars)	0.83	0.65	1.63	1.45
Earnings per common share – diluted (dollars)	0.82	0.65	1.63	1.45
Weighted average number of common shares (millions)
Basic	581	581	581	581
Diluted	582	582	582	582
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Second Quarter 2026 45

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company				Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)
December 31, 2025	17,016	1,729	(2,381)	407	16,771
Total comprehensive income
Earnings	—	—	1,010	—	1,010
Other comprehensive gain (Note 10)	—	—	—	185	185
Total comprehensive income	—	—	1,010	185	1,195
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(4)	—	—	(4)
Share-based payment transactions	1	—	—	—	1
Dividends declared – common	—	—	(840)	—	(840)
Dividends declared – preferred	—	—	(60)	—	(60)
Total transactions with shareholders of the Company	1	(4)	(900)	—	(903)
June 30, 2026	17,017	1,725	(2,271)	592	17,063

December 31, 2024	17,008	2,164	(2,303)	641	17,510
Total comprehensive income (loss)
Earnings	—	—	919	—	919
Other comprehensive loss	—	—	—	(306)	(306)
Total comprehensive income (loss)	—	—	919	(306)	613
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(5)	—	—	(5)
Preferred shares redemption	—	(200)	—	—	(200)
Share-based payment transactions	4	—	—	—	4
Dividends declared – common	—	—	(813)	—	(813)
Dividends declared – preferred	—	—	(70)	—	(70)
Total transactions with shareholders of the Company	4	(205)	(883)	—	(1,084)
June 30, 2025	17,012	1,959	(2,267)	335	17,039
(1)    Accumulated Other Comprehensive Income ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
46 Pembina Pipeline Corporation Second Quarter 2026

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2026	2025	2026	2025
Cash provided by (used in)
Operating activities
Earnings	512	417	1,010	919
Adjustments for items not involving cash:
Share of profit from equity accounted investees	(75)	(74)	(146)	(104)
Depreciation and amortization	245	257	475	490
Unrealized gain from derivative instruments	(117)	(31)	(130)	(40)
Net finance costs (Note 9)	154	151	309	301
Share-based compensation expense	44	—	87	29
Income tax expense	140	116	273	253
Cash items paid or received:
Distributions from equity accounted investees	149	136	307	268
Net interest paid	(132)	(115)	(297)	(292)
Share-based compensation payment	(3)	—	(80)	(86)
Taxes paid	(108)	(65)	(269)	(127)
Change in non-cash operating working capital	93	18	(308)	34
Net change in contract liabilities	(4)	(1)	(6)	7
Other	(1)	(19)	7	(22)
Cash flow from operating activities	897	790	1,232	1,630
Financing activities
Net (decrease) increase in bank borrowings	(103)	84	512	469
Proceeds from issuance of long-term debt, net of issue costs	—	197	—	197
Repayment of long-term debt	—	—	—	(550)
Repayment of lease liability	(21)	(20)	(42)	(41)
Issuance of common shares on exercise of options	—	—	1	3
Redemption of preferred shares	—	(200)	—	(226)
Common share dividends paid	(427)	(412)	(840)	(813)
Preferred share dividends paid	(30)	(35)	(60)	(70)
Cash flow used in financing activities	(581)	(386)	(429)	(1,031)
Investing activities
Capital expenditures	(218)	(197)	(405)	(371)
Contributions to equity accounted investees	(134)	(126)	(331)	(175)
Interest paid during construction	(7)	(6)	(15)	(12)
Advances to related parties (Note 12)	—	—	(61)	—
Return of capital from equity accounted investees	—	—	45	—
Changes in non-cash investing working capital and other	20	(12)	8	35
Cash flow used in investing activities	(339)	(341)	(759)	(523)
Change in cash and cash equivalents	(23)	63	44	76
Effect of movement in exchange rates on cash held	3	(8)	3	(7)
Cash and cash equivalents, beginning of period	173	155	106	141
Cash and cash equivalents, end of period	153	210	153	210
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Second Quarter 2026 47

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three and six months ended June 30, 2026.
Pembina owns an extensive network of strategically located assets which include hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's network of strategically located assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS") Accounting Standards as issued by the International Accounting Standards Board and are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2025 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on July 30, 2026.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and six months ended June 30, 2026.
48 Pembina Pipeline Corporation Second Quarter 2026

2. CHANGES IN ACCOUNTING POLICIES
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the six months ended June 30, 2026 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
In April 2024, the IASB issued IFRS 18, which will replace IAS 1 Presentation of Financial Statements, and includes particular amendments to IAS 7, Statement of Cash Flows. IFRS 18 will be retrospectively adopted as of January 1, 2027. IFRS 18 improves the comparability of financial information by standardizing various aspects of presentation, and incorporates Management-defined Performance Measures ("MPMs") into financial statement disclosure. The Company is continuing to assess IFRS 18 and its implications; however, the following preliminary conclusions are noted:
a.The adoption of IFRS 18 will not impact Earnings; however, the Consolidated Statements of Earnings and Comprehensive Income will be organized into categories of operating, investing, and financing activities. This will result in the presentation of new subtotals: Operating profit and Profit before finance and income tax. The Company's Share of profit from equity accounted investees will be presented as an investing activity.
b.Two MPMs have been initially identified and will be incorporated in future financial statement disclosure: Adjusted EBITDA and Adjusted Earnings.
c.On the Consolidated Statements of Cash Flows, interest paid (including capitalized interest) will move from operating activities to financing activities. In addition, Interest received and Distributions from equity accounted investees will move from operating activities to investing activities. Lastly, Operating profit will be the basis of determining cash flow from operating activities.
IFRS 20 Regulatory Assets and Regulatory Liabilities ("IFRS 20")
In May 2026, the IASB issued IFRS 20, which is to be adopted as of January 1, 2029. Full retrospective or modified retrospective adoption is permitted. The standard introduces a new accounting model for rate regulated entities that meet specified scope criteria. The accounting model addresses the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense. Pembina is currently reviewing the scope and impact of IFRS 20 on its Consolidated Financial Statements.
Pembina Pipeline Corporation Second Quarter 2026 49

3. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended June 30, 2026	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	798	99	1,245	10	2,152
Inter-segment revenue	54	215	3	(272)	—
Total revenue(3)	852	314	1,248	(262)	2,152
Operating expenses	193	132	8	(98)	235
Cost of goods sold	13	—	997	(180)	830
Depreciation and amortization included in gross profit	158	52	16	3	229
Cost of sales	364	184	1,021	(275)	1,294
Share of profit (loss) from equity accounted investees	1	83	(9)	—	75
Gross profit	489	213	218	13	933
Depreciation included in general and administrative	2	—	—	14	16
Other general and administrative	22	6	13	75	116
Other income	(1)	—	—	(4)	(5)
Results from operating activities	466	207	205	(72)	806
Net finance costs	8	4	1	141	154
Earnings before tax	458	203	204	(213)	652
Income tax expense	—	—	—	—	140
Earnings	458	203	204	(213)	512
Capital expenditures	141	62	8	7	218
Contributions to equity accounted investees	—	45	89	—	134

3 Months Ended June 30, 2025	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	823	82	877	10	1,792
Inter-segment revenue	51	213	6	(270)	—
Total revenue(3)	874	295	883	(260)	1,792
Operating expenses	198	133	9	(105)	235
Cost of goods sold	14	—	761	(167)	608
Depreciation and amortization included in gross profit	165	59	17	2	243
Cost of sales	377	192	787	(270)	1,086
Share of profit from equity accounted investees	—	46	28	—	74
Gross profit	497	149	124	10	780
Depreciation included in general and administrative	—	—	—	14	14
Other general and administrative	18	4	8	53	83
Other income	—	—	—	(1)	(1)
Results from operating activities	479	145	116	(56)	684
Net finance costs	6	3	2	140	151
Earnings before tax	473	142	114	(196)	533
Income tax expense	—	—	—	—	116
Earnings	473	142	114	(196)	417
Capital expenditures	72	107	6	12	197
Contributions to equity accounted investees	—	82	44	—	126
(1)    Pipelines revenue includes $142 million (2025: $135 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $207 million (2025: $231 million) associated with U.S. midstream sales.
(3)    During the three months ended June 30, 2026 and 2025, one customer accounted for 10 percent or more of total revenues, with $253 million and $243 million, respectively, reported throughout all segments.
50 Pembina Pipeline Corporation Second Quarter 2026

6 Months Ended June 30, 2026	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	1,605	189	2,442	22	4,258
Inter-segment revenue	108	433	3	(544)	—
Total revenue(3)	1,713	622	2,445	(522)	4,258
Operating expenses	373	265	14	(198)	454
Cost of goods sold	28	—	1,973	(356)	1,645
Depreciation and amortization included in gross profit	305	98	33	7	443
Cost of sales	706	363	2,020	(547)	2,542
Share of profit (loss) from equity accounted investees	1	162	(17)	—	146
Gross profit	1,008	421	408	25	1,862
Depreciation included in general and administrative	3	—	—	29	32
Other general and administrative	42	13	26	161	242
Other income	—	—	—	(4)	(4)
Results from operating activities	963	408	382	(161)	1,592
Net finance costs	16	7	3	283	309
Earnings before tax	947	401	379	(444)	1,283
Income tax expense	—	—	—	—	273
Earnings	947	401	379	(444)	1,010
Capital expenditures	276	102	10	17	405
Contributions to equity accounted investees	—	146	185	—	331

6 Months Ended June 30, 2025	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	1,667	172	2,213	22	4,074
Inter-segment revenue	101	430	6	(537)	—
Total revenue(3)	1,768	602	2,219	(515)	4,074
Operating expenses	383	266	17	(205)	461
Cost of goods sold	27	—	1,858	(338)	1,547
Depreciation and amortization included in gross profit	316	104	37	5	462
Cost of sales	726	370	1,912	(538)	2,470
Share of profit (loss) from equity accounted investees	1	111	(8)	—	104
Gross profit	1,043	343	299	23	1,708
Depreciation included in general and administrative	1	—	—	27	28
Other general and administrative	38	10	19	136	203
Other expense	1	1	2	—	4
Results from operating activities	1,003	332	278	(140)	1,473
Net finance costs	12	6	4	279	301
Earnings before tax	991	326	274	(419)	1,172
Income tax expense	—	—	—	—	253
Earnings	991	326	274	(419)	919
Capital expenditures	132	210	11	18	371
Contributions to equity accounted investees	—	124	52	—	176
(1)    Pipelines revenue includes $280 million (2025: $269 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $507 million (2025: $619 million) associated with U.S. midstream sales.
(3)    During the six months ended June 30, 2026 and 2025, one customer accounted for 10 percent or more of total revenues with, $507 million and $586 million, respectively, reported throughout all segments.
Pembina Pipeline Corporation Second Quarter 2026 51

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines(1)	Facilities and Equipment(1)	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2025	650	14,725	9,214	2,139	1,001	27,729
Additions and transfers	—	56	560	66	(237)	445
Change in decommissioning provision	—	(6)	(13)	(3)	—	(22)
Foreign exchange	6	114	59	1	1	181
Dispositions and other	—	(7)	(5)	(16)	(1)	(29)
Balance at June 30, 2026	656	14,882	9,815	2,187	764	28,304

Depreciation
Balance at December 31, 2025	55	2,638	1,875	611	—	5,179
Depreciation	4	154	154	43	—	355
Transfers	—	(4)	4	—	—	—
Dispositions and other	—	7	7	(13)	—	1
Balance at June 30, 2026	59	2,795	2,040	641	—	5,535

Carrying amounts
Balance at December 31, 2025	595	12,087	7,339	1,528	1,001	22,550
Balance at June 30, 2026	597	12,087	7,775	1,546	764	22,769
(1)    At June 30, 2026, the movement in Pipelines and Facilities includes $15 million and $10 million respectively in net assets transferred from finance lease receivables (2025: nil).

5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit (Loss) from Equity Accounted Investees		Investments in Equity Accounted Investees
			6 Months Ended June 30
($ millions)	June 30, 2026	December 31, 2025	2026	2025	June 30, 2026	December 31, 2025
PGI	60	60	160	110	3,600	3,578
Cedar LNG	49.9	49.9	(12)	(7)	761	591
Greenlight	50	50	(5)	(1)	17	82
Other(1)	50 - 75	50 - 75	3	2	91	93
			146	104	4,469	4,344
(1)    Other includes Pembina's interest in Grand Valley, Fort Corp and ACG.
Financing Activities for Equity Accounted Investees
In the first six months ended June 30, 2026, Pembina advanced funds to Greenlight Electricity Centre Limited Partnership ("Greenlight") in the amount of $61 million represented by promissory notes issued by Greenlight, which are included in related party receivable. These notes bear interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment. Subsequent to the end of the second quarter of 2026, on July 2, 2026, Greenlight fully repaid the outstanding amount of $91 million, including accrued interest, following a positive final investment decision ("FID") in respect of the Greenlight Electricity Centre ("GLEC").
Greenlight
On July 2, 2026, Pembina and its partners in Greenlight, Morgan Stanley Infrastructure Partners ("MSIP") and Kineticor Asset Management ("Kineticor"), announced a positive FID on GLEC, a 932 megawatt ("MW") gas-fired combined cycle power generation facility. The anticipated in-service date for GLEC is the second half of 2030.
Concurrently with the FID, MSIP acquired from OPSEU Pension Plan Trust Fund ("OPTrust"), Kineticor's majority shareholder, its 50 percent ownership interest in Greenlight. In addition, Kineticor was granted a five percent interest in Greenlight. The resulting ownership of Greenlight is Pembina (47.5 percent), MSIP (47.5 percent) and Kineticor (five percent).

52 Pembina Pipeline Corporation Second Quarter 2026

In connection with these announcements, Pembina entered into agreements committing to 50 percent of the equity contributions required to support the construction of GLEC. Pembina is committed to funding up to approximately $1.0 billion in equity contributions between 2028 and 2030. Greenlight has arranged project-level debt financing expected to fund approximately 60 percent of GLEC's total project costs, with the remaining 40 percent to be funded through partner equity contributions. Pembina and MSIP will each fund 50 percent of Greenlight's equity requirements.
6. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at June 30, 2026	Nominal Interest Rate	Year of Maturity	June 30, 2026	December 31, 2025
Variable rate debt
Senior unsecured credit facilities(1)(2)	3,505	3.94(3)	Various(1)	1,831	1,305
Fixed rate debt
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 6	600	4.24	2027	600	600
Senior unsecured medium-term notes series 7	600	3.71	2026	600	600
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Senior unsecured medium-term notes series 20	750	5.02	2032	750	750
Senior unsecured medium-term notes series 21	600	5.21	2034	600	600
Senior unsecured medium-term notes series 22	750	5.67	2054	750	750
Senior unsecured medium-term notes series 23	650	5.22	2033	650	650
Total fixed rate loans and borrowings outstanding				10,350	10,350
Deferred financing costs				10	11
Total loans and borrowings				12,191	11,666
Less current portion loans and borrowings				(1,200)	(600)
Total non-current loans and borrowings				10,991	11,066
Fixed-to-fixed rate subordinated notes
Subordinated notes, series 2	425	5.95	2055	425	425
Subordinated notes, series 3	600	4.80	2081	600	600
				1,025	1,025
Deferred financing costs				(3)	(3)
Total fixed-to-fixed rate subordinated notes				1,022	1,022
(1)    Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in June 2030, an unsecured $600 million non-revolving term loan that matures in October 2027, and a $50 million operating facility that matures in June 2027, which is typically renewed on an annual basis.
(2)    Includes U.S. $250 million variable rate debt outstanding as at June 30, 2026 (2025: U.S. $250 million). The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.
(3)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at June 30, 2026. Borrowings under the credit facilities bear interest at prime rates, the Canadian Overnight Repo Rate Average ("CORRA"), or the USD Secured Overnight Financing Rate ("SOFR"), plus applicable margins.
Pembina Pipeline Corporation Second Quarter 2026 53

Covenants
Pembina is subject to certain financial covenants under its medium-term note indentures and credit facilities agreements and complies with all financial covenants as of June 30, 2026. Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the credit facilities include the following:

Debt	Financial Covenant(1)	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)
Credit facilities	Debt to Capital	Maximum 0.70(3)
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
7. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2025	581	17,016
Share-based payment transactions(1)	—	1
Balance at June 30, 2026	581	17,017
(1)     Exercised options are settled by issuing the net number of common shares equivalent to the gain upon exercise.
Share Repurchase Program
On May 13, 2026, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 19, 2026 and will expire on the earlier of May 18, 2027, the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three and six months ended June 30, 2026.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2025	75	1,729
Part VI.1 tax	—	(4)
Balance at June 30, 2026	75	1,725
54 Pembina Pipeline Corporation Second Quarter 2026

Dividends
The following dividends were declared and paid by Pembina:

6 Months Ended June 30
($ millions)	2026	2025
Common shares
Common share	840	813
Class A preferred shares
Series 1 Class A Preferred Share	8	8
Series 3 Class A Preferred Share	5	5
Series 5 Class A Preferred Share	9	9
Series 7 Class A Preferred Share	7	7
Series 9 Class A Preferred Share	—	5
Series 15 Class A Preferred Share	6	6
Series 17 Class A Preferred Share	5	5
Series 19 Class A Preferred Share	—	5
Series 21 Class A Preferred Share	12	12
Series 25 Class A Preferred Share	8	8
	60	70
On July 30, 2026, Pembina announced that its Board of Directors had declared a common share cash dividend for the third quarter of 2026 of $0.735 per share to be paid on September 29, 2026, to shareholders of record on September 15, 2026.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on July 16, 2026 as outlined in the following table:

Series	Record Date	Payable Date	Dividend Amount ($ millions)
Series 1, 3, 5, 7, and 21	August 4, 2026	September 1, 2026	20
Series 15 and 17	September 15, 2026	October 1, 2026	6
Series 25	July 31, 2026	August 17, 2026	4
			30
Pembina Pipeline Corporation Second Quarter 2026 55

8. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

3 Months Ended June 30	2026					2025
	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	587	50	—	—	637	630	50	5	—	685
Fee-for-service(1)	157	24	57	—	238	136	16	30	—	182
Product sales(2)	1	—	1,104	—	1,105	4	—	769	—	773
Revenue from contracts with customers	745	74	1,161	—	1,980	770	66	804	—	1,640
Realized (loss) gain from derivative instruments	—	—	(35)	—	(35)	—	—	38	—	38
Unrealized gain from derivative instruments	—	—	117	—	117	—	—	31	—	31
Revenue from risk management and other derivative contracts	—	—	82	—	82	—	—	69	—	69
Lease income	44	14	—	—	58	47	11	2	—	60
Shared service revenue(3) and other	9	11	2	10	32	6	5	2	10	23
Total external revenue	798	99	1,245	10	2,152	823	82	877	10	1,792

6 Months Ended June 30	2026					2025
	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	1,183	103	—	—	1,286	1,273	99	10	—	1,382
Fee-for-service(1)	321	47	100	—	468	277	40	69	—	386
Product sales(2)	2	—	2,214	—	2,216	5	—	2,026	—	2,031
Revenue from contracts with customers	1,506	150	2,314	—	3,970	1,555	139	2,105	—	3,799
Realized (loss) gain from derivative instruments	—	—	(8)	—	(8)	—	—	59	—	59
Unrealized gain from derivative instruments	—	—	130	—	130	—	—	40	—	40
Revenue from risk management and other derivative contracts	—	—	122	—	122	—	—	99	—	99
Lease income	89	24	1	—	114	95	20	3	—	118
Shared service revenue(3) and other	10	15	5	22	52	17	13	6	22	58
Total external revenue	1,605	189	2,442	22	4,258	1,667	172	2,213	22	4,074
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Includes $13 million for the three months ended June 30, 2026 (2025: $13 million) and $27 million for the six months ended June 30, 2026 (2025: $28 million) of fixed fee income related to shared service agreements with joint ventures.

56 Pembina Pipeline Corporation Second Quarter 2026

b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

As at
($ millions)	June 30, 2026	December 31, 2025
Opening balance	344	298
Additions (net in the period)	19	186
Revenue recognized from contract liabilities(1)	(19)	(43)
Transfers to trade payables and other(2)	(4)	(97)
Closing balance	340	344
Less current portion(3)	(44)	(39)
Ending balance	296	305
(1)    Recognition of revenue related to performance obligations satisfied in the period that were included in the opening balance of contract liabilities.
(2)    Represents a refundable liability transferred to trade payables and other.
(3)    Represents cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.

Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers including up-front payments or non-cash consideration received from customers for future services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
9. NET FINANCE COSTS

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2026	2025	2026	2025
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	131	130	255	260
Subordinated hybrid notes	13	8	27	15
Leases	7	8	15	16
Interest income	(3)	(1)	(7)	(4)
Unwinding of discount rate	8	6	15	12
Foreign exchange (gains) losses and other	(2)	—	4	2
Net finance costs	154	151	309	301
10. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Currency Translation Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2025	362	45	407
Other comprehensive gain before hedging activities	196	—	196
Other comprehensive loss resulting from hedging activities, net of tax(1)	(11)	—	(11)
Balance at June 30, 2026	547	45	592
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
Pembina Pipeline Corporation Second Quarter 2026 57

11. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include the following:
i.Power Purchase Agreements: Pembina's long-term power purchase agreements have given rise to embedded derivative instruments. The fair value of these embedded derivatives are measured using discounted projected cash flow models. The key unobservable inputs in the valuation include forecasted power prices from EDC Associates Ltd. and management estimates of renewable wind power pricing discounts. The power purchase agreements have a maturity date ranging from 2040 to 2041 and a notional that ranges from 100 MW to 105 MW of renewable energy capacity. As of June 30, 2026, the forecasted power prices, before applying the forecasted wind power pricing discount, range from $41.19 per megawatt hour ("MWh") to $104.16 per MWh (December 31, 2025: $52.54 MWh to $77.36 MWh). Lastly, as of June 30, 2026, the forecasted wind power pricing discount applied ranges from 50 percent to 67 percent (December 31, 2025: 50 percent to 67 percent).
ii.Cedar LNG Capacity Commercial Arrangement: Pembina's provision of Cedar LNG transportation and liquefaction capacity to a third-party customer has given rise to an embedded derivative instrument with option features. The fair-value of this embedded derivative is measured using Black-Scholes option modelling, using a notional of 1.0 million tonnes of LNG per annum for a term of 20 years. The term commences when Cedar LNG becomes commercially operational. The key unobservable inputs in the valuation include: (a) the forecasted spread between the forward global Japan Korea Marker LNG index and the forward Alberta Energy Company natural gas index; and, (b) the forecasted volatility of such commodity prices. As of June 30, 2026, the forecasted spread between these market pricing indices ranges from $6.56 per Million British Thermal Units ("MMBtu") to $9.21 per MMBtu (in U.S. dollars) (December 31, 2025: $6.32 per MMBtu to $9.03 per MMBtu, in U.S. dollars). Lastly, as of June 30, 2026, the forecasted average volatility of such commodity prices is 20 percent (December 31, 2025: 18 percent).
58 Pembina Pipeline Corporation Second Quarter 2026

The fair valuation of embedded derivative instruments is judged to be a significant management estimate. The respective assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on derivative financial instruments.
The carrying values of financial assets and liabilities in relation to their respective fair values, together with their appropriate fair value categorization are illustrated in the table below. Certain other non-derivative financial instruments measured at amortized cost, including cash and cash equivalents, trade receivables and other, trade payables and other, and other liabilities have been excluded since their carrying values are judged to approximate their fair values due to their nature and short maturity. These instruments would be categorized as Level 2 in the fair value hierarchy.

	June 30, 2026				December 31, 2025
	Carrying Value	Fair Value			Carrying Value	Fair Value
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(1)	226	—	17	209	128	—	14	114
Financial liabilities carried at fair value
Derivative financial instruments(1)	114	—	32	82	138	—	9	129
Financial liabilities carried at amortized cost
Long-term debt(2)	13,213	—	13,234	—	12,688	—	12,708	—
(1)    All derivative financial instruments are carried at fair value through earnings.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated notes.
Changes in fair value of the derivative net (liability) asset classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2026
Level 3 derivative net liability at January 1	(15)
Gain from power purchase agreements embedded derivatives(1)	47
Gain from Cedar LNG capacity commercial arrangement embedded derivative(1)	95
Level 3 derivative net asset at June 30	127
(1)    Net realized and unrealized gain included in Revenue from risk management and derivative contracts (see Note 8 Revenue).

There were no transfers into or out of Level 3 during the year ended June 30, 2026.
Gains and Losses from Derivative Instruments

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2026	2025	2026	2025
Derivative instruments held at fair value through earnings
Realized loss (gain) recorded in revenue from risk management and other derivative contracts
Commodity-related loss (gain)	35	(38)	8	(59)
Unrealized (gain) loss recorded in revenue from risk management and other derivative contracts
Commodity-related gain	(124)	(31)	(27)	(40)
Cedar LNG capacity commercial arrangement embedded derivative loss (gain)	7	—	(103)	—
Pembina Pipeline Corporation Second Quarter 2026 59

12. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2026	2025	2026	2025
PGI	64	58	129	121
Cedar LNG	4	5	8	9
Total services provided by Pembina(1)	68	63	137	130
PGI	7	2	10	4
Total services received from related parties	7	2	10	4
Greenlight(2)	3	—	3	—
Total interest income received from related parties	3	—	3	—

As at ($ millions)			June 30, 2026	December 31, 2025
Related party receivables from:
PGI			28	39
Cedar LNG			4	4
Greenlight(2)			91	27
Total related party receivables			123	70
Right-of-use assets(3)			31	32
Lease liabilities(3)			32	32
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    In the first six months ended June 30, 2026, Pembina advanced funds to Greenlight in the amount of $61 million represented by promissory notes issued by Greenlight. These notes bear interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment. Subsequent to the end of the second quarter of 2026, on July 2, 2026, Greenlight fully repaid the outstanding amount of $91 million, including accrued interest, following a positive FID in respect of GLEC.
(3)    Pembina has a lease arrangement with PGI for the use of a natural gas storage asset. Under the terms of the agreement, Pembina recognized a right-of-use asset and a corresponding lease liability. The lease commenced on September 1, 2025 and has a term of 15 years. Lease payments are made on a monthly basis and are structured as a combination of a fixed fee and flow-through charges.

60 Pembina Pipeline Corporation Second Quarter 2026

13. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at June 30, 2026:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Transportation and processing(2)	11,553	82	491	1,248	9,732
Construction commitments(3)	506	285	213	8	—
Other commitments related to lease contracts(4)	576	44	124	159	249
Funding commitments, software, and other	64	33	30	1	—
Total contractual obligations	12,699	444	858	1,416	9,981
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 14 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 40 and 240 mbpd of NGL each year up to and including 2040. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 99 megawatts per day each year up to and including 2050.
(2)In 2024, Pembina signed two agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 mpta, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 MMcf/d of Canadian natural gas to Cedar LNG. In 2025, Pembina contracted the rights to this respective liquefaction and transportation capacity to two third-party customers. These agreements represent a total commitment of approximately $10.8 billion, which will commence on the in-service date of the Cedar LNG Project in late 2028.
(3)Excludes projects that are executed by equity accounted investees.
(4)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the construction of a floating LNG export facility ("Cedar LNG Project") and Greenlight.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at June 30, 2026, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at June 30, 2026, Pembina had $122 million (December 31, 2025: $124 million) in letters of credit issued.
Pembina Pipeline Corporation Second Quarter 2026 61

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
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Calgary, Alberta
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STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.O, PPL.PR.Q, PPL.PF.A and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
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PHONE 403.231.3156
FAX 403.237.0254
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